UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of report (Date of earliest event reported) **February 13, 2003**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code **(330) 253-5592**

(Former name or former address, if changed since last report)

Item 5. **Other Events and Regulation FD Disclosure**

On February 13, 2003, the Registrant issued a press release announcing its earnings results for the three- and twelve-month period ended December 31, 2002. This press release, dated February 13, 2003, is attached as Exhibit 99.1 to this report.

Item 7. **Financial Statements and Exhibits**

(c) Exhibits

99.1 The Registrant's February 13, 2003, press release announcing its earnings results for the three- and twelve-month period ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc
(Registrant)

DATE February 13, 2003 **BY /s/ Gregory J. Stodnick**
Gregory J. Stodnick
Vice President - Finance

MYERS INDUSTRIES, INC.

EXHIBIT INDEX

Exhibit No.	Subject Matter
99.1	Press Release dated February 13, 2003.